UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-38527

Uxin Limited

1&3/F, No. 12 Beitucheng East Road,

Chaoyang District, Beijing 100029,

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒                 Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Uxin Provides Update on the Restructuring of its VIE Structure

In order to streamline its corporate structure and considering the changing regulatory environment, Uxin Limited (the "Company" or "Uxin") has recently completed a restructuring process (the "Restructuring") to terminate the contractual arrangements with both of its variable interest entities (collectively, the "VIEs") which have become wholly owned subsidiaries of the Company. Pursuant to the Restructuring, the Company's wholly owned subsidiaries that have contractual arrangements with the VIEs and their respective shareholders have purchased all equity interests held by such shareholders in the VIEs. Accordingly, all contractual arrangements that enabled such shareholders to exercise effective control over the VIEs, receive substantially all of the economic benefits of the VIEs and have exclusive options to purchase all or part of the equity interests in the VIEs, were effectively terminated. As a result of the Restructuring, the VIEs have become wholly owned subsidiaries of the Company and the Company currently operates its business in China directly through its subsidiaries, rather than through any variable interest entity.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UXIN LIMITED

By	:	/s/ Feng Lin
Name	:	Feng Lin
Title	:	Chief Financial Officer

Date: March 31, 2022